EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

ITC Says Chinese AAM Doesn’t Materially Impede US Industry

Chattanooga, TN (USA), 13 March 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), expressed disappointment today with the final determination of the U.S. International Trade Commission (“ITC”) that Chinese imports of anode active material (“AAM”) have not “materially retarded” the U.S. graphite industry.

Last month, the U.S. Department of Commerce determined that the AAM from China is being sold in the U.S. at less than fair value and that the Chinese government is providing countervailable subsidies to Chinese producers and exporters of AAM and determined that certain duties should be imposed. The implementation of those duties was contingent on an affirmative determination by the ITC, which the ITC decided today not to provide.

Notwithstanding this outcome, the previously imposed 25% tariff under Section 301 of the Trade Act of 1974 (Trade Act) remains in effect. Effective February 24, 2026, President Trump issued a proclamation under Section 122 of the Trade Act imposing a global import duty of 10% for up to 150 days, taking the total applicable tariff to 35% during this period.

“While the ITC’s final determination is not in favor of the domestic industry, NOVONIX remains firmly on track with its North American growth strategy,” said Mike O’Kronley, CEO of NOVONIX. “The Company continues to advance its synthetic graphite production and is supported by binding offtake agreements with Panasonic Energy and PowerCo, underpinning strong demand for our products. These agreements reinforce NOVONIX’s market position, secure revenue streams, and demonstrate the Company’s ability to execute on its long-term growth objectives.”

With the most advanced synthetic graphite production capability in North America, NOVONIX is strategically positioned to support customers seeking secure, domestically produced anode materials and helps U.S. battery manufacturers secure critical 45X production tax credits, which require the use of non-Chinese materials. The Company continues to execute on its strategy to expand high-performance synthetic graphite production in the United States, reinforcing supply chain resilience, U.S. energy security, and long-term manufacturing competitiveness.

Additional information regarding the determinations is available from the U.S. International Trade Commission and the U.S. Department of Commerce.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the creation and development of new technology, anticipated scaling and production capacity at its facilities, anticipated customer demand, our market position, revenue streams, and ability to execute on long-term objectives, our anticipated competitive position, the impacts of economic uncertainty, tariffs, duties, and other legislation on our timely achievement of targets and customer milestones, our ability to obtain or maintain and benefit from additional government funding and other support, our expectations of the impact of the antidumping and countervailing duty determinations, tariffs that may or may not be imposed on China and/or other countries, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com